

Monthly Performance Report - November 2022

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX5 Index**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	1.07%
YTD	-4.94%
1Y	-4.91%
3Y	0.30%
5Y	2.45%
10Y	47.71%
10Y Annualized Volatility	4.97%
10Y Sharpe Ratio	0.03
Cumulative Return	94.17%

Top 10 Holdings: As of 11/30/2022

	Index Weight(%)	Sector
APPLE INC	6.8%	Electronic Technology
BROADCOM INC	6.3%	Electronic Technology
JPMORGAN CHASE & CO	5.9%	Finance
ABBVIE INC	5.8%	Health Technology
AMAZON.COM INC	5.4%	Retail Trade
MASTERCARD INC-CLASS A	4.4%	Commercial Services
WELLS FARGO & CO	2.8%	Finance
WALT DISNEY CO/THE	2.8%	Consumer Services
INTERCONTINENTAL EXCHANGE INC	2.4%	Finance
S&P GLOBAL INC	1.8%	Commercial Services
Total	**44.5%**	

Annual Index Performance: Historical & Simulated*

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
-0.1%	3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 11/30/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

Monthly Performance Report - November 2022

Top 10 Sector Allocations



Contributions to Return



Daily Risk Control Allocation - Historical & Simulated*

	As of 11/30/2022	3Y Average	5Y Average	10Y Average
Equity Portfolio	17.27%	24.35%	29.19%	35.30%
Cash	82.73%	75.65%	70.81%	64.70%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 11/30/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

